                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*

                         CARRINGTON LABORATORIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  144525 10 2
          ----------------------------------------------------------------
                                (CUSIP Number)

                           RUSSELL H. HARBAUGH, JR.
                 CONNER & WINTERS, A PROFESSIONAL CORPORATION
                  2400 FIRST PLACE TOWER, 15 EAST 5TH STREET
                               TULSA, OK 74103
                                (918) 586-5694
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               OCTOBER 29, 1996
          ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   144525  10  2                                     PAGE 2 OF 7 PAGES
          ---------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARLES C. KILLIN
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [ ]
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3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00; PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------------------
  NUMBER OF   7  SOLE VOTING POWER

   SHARES        34,000
              -----------------------------------------------------------------
BENEFICIALLY  8  SHARED VOTING POWER

  OWNED BY       627,500
              -----------------------------------------------------------------
    EACH     9  SOLE DISPOSITIVE POWER

  REPORTING      34,000
              -----------------------------------------------------------------
   PERSON    10 SHARED DISPOSITIVE POWER

    WITH        627,500
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     661,500
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No.  144525 10 2                                        Page 3 of 7 Pages
         -------------

                          ITEM 1. SECURITY AND ISSUER
                          ---------------------------

       This Schedule 13D relates to the Common Stock, par value $.01 per share of Carrington Laboratories, Inc. (the "Company"), whose principal executive offices are located at 2001 Walnut Hill Lane, Irving, Texas 75038.


                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

       (a)  Name:   Charles C. Killin

       (b)  Business Address:  15 East 5th Street, Suite 2400
                               Tulsa, OK 74103

       (c) Present Principal Occupation: Mr. Killin is an attorney associated with the law firm Conner & Winters, A Professional Corporation, Tulsa, Oklahoma.

       (d) Mr. Killin has not, during the last five years, been convicted in a criminal proceeding.

       (e) Mr. Killin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Citizenship:  U.S.A.


           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

       This Schedule 13D covers 627,500 shares of Common Stock held by Mr. Killin as a Co-Executor of the estate of John T. Oxley (the "Oxley Estate"), 11,500 shares of Common Stock held by Mr. Killin as the Trustee of the Mary Jane Tritsch Trust dated September 3, 1952 (the "Tritsch Trust"), and 22,500 shares of Common Stock held by Mr. Killin as the Trustee of the Thomas E. Oxley Trust dated September 3, 1952 (the "Oxley Trust").

       The shares of Common Stock currently held in the Oxley Estate was previously reported on the Schedule 13D of John T. Oxley, as amended from time to time. The shares of Common Stock reported to be owned by the Tritsch Trust were acquired in the open market out of the assets of the Tritsch Trust at an aggregate cost of $307,569. The shares of Common Stock reported to be owned by the Oxley Trust were acquired in the open market out of the assets of the Oxley Trust at an aggregate cost of $417,612.

                                 SCHEDULE  13D

CUSIP No.  144525 10 2                                     Page 4 of 7 Pages
          ------------

                        ITEM 4. PURPOSE OF TRANSACTION
                        ------------------------------

       The shares of Common Stock reported to be owned by Mr. Killin have all been acquired for investment purposes. With respect to the investment in the Common Stock, Mr. Killin does not have any present intentions or plans which relate to or would result in:

       (a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes;

       (b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Company or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

       (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

       (e) Any material change in the present capitalization or dividend policy of the Company;

       (f) Any other material change in the Company's business or corporate structure;

       (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

       (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

       (j) Any action similar to those enumerated above.


                 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                 --------------------------------------------

       (a) By reason of his serving as a Co-Executor of the Oxley Estate and as sole Trustee of the Tritsch Trust and the Oxley Trust, Mr. Killin may be deemed to be the beneficial owner of 661,500 shares of Common Stock of the Company, representing approximately 7.5% of the outstanding shares of Common Stock (based on 8,865,503 shares of Common Stock being outstanding as of October 29, 1996). Pursuant to Rule 13d-4 promulgated under the Exchange

                                 SCHEDULE 13D
CUSIP No.   144525 10 2                                       Page 5 of 7 Pages
          -------------

       Act, Mr. Oxley disclaims beneficial ownership of all shares of Common Stock held by the Oxley Estate.

       (b) Mr. Killin has sole voting power and sole dispositive power with respect to the aggregate 34,000 shares held by the Tritsch Trust and Oxley Trust. Mr. Killin has shared voting power and shared dispositive power with respect to the 627,500 shares held by the Oxley Estate. With respect to the shares held by the Oxley Estate, Mr. Killin shares voting and dispositive powers with John C. Oxley and Thomas E. Oxley. Certain information with respect to John Oxley and Thomas Oxley is set forth below:

            (1)  John C. Oxley
                 -------------

                  (i)    Business Address:  Suite 1300
                                            Williams Center Tower I
                                            One West Third
                                            Tulsa, Oklahoma  74103

                  (ii) Present Principal Occupation: Mr. John Oxley is primarily engaged in the business of exploration, production and operation of oil and gas properties.

                  (iii) Mr. John Oxley has not, during the last five years, been convicted in a criminal proceeding.

                  (iv) Mr. John Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (v)    Citizenship:  U.S.A.


            (2)   Thomas E. Oxley
                  -----------------

                  (i)    Business Address:  Suite 1305
                                            Williams Center Tower I
                                            One West Third
                                            Tulsa, Oklahoma 74103

                  (ii) Present Principal Occupation: Mr. Thomas Oxley is an officer of Boca Polo, Inc. and a private investor.

                  (iii) Mr. Thomas Oxley has not, during the last five years, been convicted in a criminal proceeding.

                                 SCHEDULE 13D

CUSIP No.  144525 10 2                                        Page 6 of 7 Pages
          ------------

                  (iv) Mr. Thomas Oxley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  (v)     Citizenship:  U.S.A.

       (c) Sixty days prior to October 29, 1996, the following shares of Common Stock were purchased or sold in the open market by the Oxley Estate:

                  Date of
              Purchase/Sale      Number of Shares      Price Per Share
              -------------      ----------------      ---------------
              9/16/96 (sale)          5,000                 $25.00
              9/20/96 (purchase)      20,000                $24.22

       (d)  N/A

       (e)  N/A

              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              --------------------------------------------------
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
              ------------------------------------------------------

       None.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

       None.

                                 SCHEDULE 13D

CUSIP NO.  144525 10 2                                       Page 7 OF 7 Pages
          ------------

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/ CHARLES C. KILLIN
                                       -----------------------------------
                                             CHARLES C. KILLIN

  Date:  FEBRUARY 24, 1997